Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2019

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2019 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2018. The date of this MD&A is May 9, 2019. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise

Certain financial measures such as funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, gross revenues, net debt and earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

On January 1, 2019, Obsidian Energy adopted IFRS 16 resulting in a change to its accounting policy for lease contracts. The Company applied IFRS 16 using the modified retrospective approach under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. As a result, comparative information has not been restated to conform with IFRS 16.

Quarterly Financial Summary

(millions, except per share and production amounts)(unaudited)

Three months ended	Mar. 31 2019	Dec. 31 2018	Sep. 30 2018	June 30 2018	Mar. 31 2018	Dec. 31 2017	Sep. 30 2017	June 30 2017
Oil and natural gas sales and other income	$103	$82	$124	$122	$116	$122	$95	$108
Cash flow from operations	(1)	19	43	(20)	57	7	61	19
Basic per share	-	0.04	0.09	(0.04)	0.11	0.01	0.12	0.04
Diluted per share	-	0.04	0.09	(0.04)	0.11	0.01	0.12	0.04
Funds flow from operations (1)	36	(2)	26	32	35	52	40	43
Basic per share	0.07	-	0.05	0.06	0.07	0.10	0.08	0.09
Diluted per share	0.07	-	0.05	0.06	0.07	0.10	0.08	0.09
Net income (loss)	(54)	(113)	(31)	(96)	(65)	(58)	(44)	(9)
Basic per share	(0.11)	(0.22)	(0.06)	(0.19)	(0.13)	(0.12)	(0.09)	(0.02)
Diluted per share	$(0.11)	$(0.22)	$(0.06)	$(0.19)	$(0.13)	$(0.12)	$(0.09)	$(0.02)
Production
Liquids (bbls/d) (2)	18,594	19,001	17,845	18,551	19,163	19,535	18,779	19,033
Natural gas (mmcf/d)	54	65	60	61	62	71	68	68

Total (boe/d)	27,651	29,905	27,777	28,697	29,443	31,447	30,166	30,436

(1)	Please refer to our previous quarterly filings for reconciliations of cash flow from operations to funds flow from operations in prior periods.
(2)	Includes crude oil and natural gas liquids.

OBSIDIAN ENERGY FIRST QUARTER 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Cash flow from Operations and Funds Flow from Operations

	Three months ended March 31
(millions, except per share amounts)	2019	2018
Cash flow from operating activities	$(1)	$57
Change in non-cash working capital	27	(32)
Decommissioning expenditures	2	2
Onerous office lease settlements	1	5
Restructuring charges	1	1
Other expenses (1)	6	2
Funds flow from operations (2)	$36	$35

Per share
Basic per share	$0.07	$0.07
Diluted per share	$0.07	$0.07

(1)	Includes legal fees related to ongoing claims against former Penn West Petroleum Ltd. (“Penn West”) employees related to the Company’s 2014 restatement of certain financial results.
(2)	For the first quarter of 2019, funds flow from operations increased by $2 million as a result of the adoption of IFRS 16 “Leases”. No changes were made to the comparative figures.

In the first quarter of 2019, cash flow from operations decreased as a result of changes in working capital primarily due to the timing of payments and receipts. Funds flow from operations was comparable to the prior year as the Company’s realized crude oil prices were relatively consistent and the Company continued to focus on cost reductions.

Business Strategy

Obsidian Energy is focusing on primary development in the Willesden Green area of the Cardium as it unlocks value on this predictable, short payback, low decline light-oil asset. The Company has taken a “manufacturing style” approach to full field development of this play which has resulted in strong production results and cost synergies in the field. The Company continues to concentrate its asset base on the Cardium as evidenced by its recent legacy asset shut-in program which was completed late in the first quarter of 2019 in response to the prolonged low outlook for natural gas prices. Additionally, the Company will continue to evaluate asset dispositions on lands outside the Cardium.

Highlights of the Company’s 2019 development plans include:

●	Cardium - planned spending of $81 million with a focus on Willesden Green, drilling 18 horizontal wells. Additionally, $6 million has been allocated to non-operated primary drilling.

●	Optimization - planned spending of approximately $5 million to optimize existing well bores, involving multiple projects across the Company’s portfolio.

As Obsidian Energy moves forward, the Company believes its plans to focus on its industry leading Cardium position offers a predictable growth profile focused on creating liquids weighted, sustainable value for all shareholders.

OBSIDIAN ENERGY FIRST QUARTER 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Business Environment

The following table outlines quarterly averages for benchmark prices and Obsidian Energy’s realized prices for the previous eight quarters.

	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017
Benchmark prices
WTI crude oil ($US/bbl)	$54.90	$58.81	$69.50	$67.88	$62.87	$55.40	$48.21	$48.29
Edm mixed sweet par price (CAD$/bbl)	66.52	42.97	81.92	80.62	72.15	68.94	56.63	61.83
Western Canada Select (CAD$/bbl)	56.73	25.63	61.76	62.82	48.46	54.87	47.91	49.98
NYMEX Henry Hub ($US/mcf)	2.85	3.68	2.86	2.80	3.00	2.93	3.00	3.18
AECO Index (CAD$/mcf)	2.66	1.74	1.20	1.11	1.96	1.82	1.75	2.78
Foreign exchange rate (CAD$/$US)	1.329	1.322	1.307	1.291	1.265	1.272	1.252	1.345
Average sales price (1)
Light oil (CAD$/bbl)	64.88	37.88	82.70	78.50	68.66	67.29	55.94	61.46
Heavy oil (CAD$/bbl)	30.62	7.70	45.30	46.81	31.34	38.12	30.36	31.61
NGLs (CAD$/bbl)	21.44	24.99	40.47	42.91	41.11	39.74	28.29	29.14
Total liquids (CAD$/bbl)	52.37	28.39	67.31	65.21	56.09	56.10	45.05	48.86
Natural gas (CAD$/mcf)	2.41	2.46	1.87	1.62	2.87	2.51	2.35	3.10
Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(4.85)	(26.30)	(6.83)	(5.45)	(5.90)	(1.14)	(2.89)	(2.26)
WTI - WCS Heavy ($US/bbl)	$(12.22)	$(39.42)	$(22.25)	$(19.27)	$(24.51)	$(12.27)	$(9.94)	$(11.13)

(1)	Excludes the impact of realized hedging gains or losses.

Crude Oil

In the first quarter of 2019, WTI averaged US$54.90 per barrel. Crude oil prices increased from the lows experienced in December 2018 as a result of continued production cuts from OPEC and US imposed sanctions on Venezuela and Iran.

WTI to Edmonton light crude oil price differentials narrowed significantly in the first quarter of 2019 and are trading within normalized levels primarily due to the Government of Alberta’s mandatory crude oil curtailment. While apportionment levels remain above average, crude oil price differentials continued to narrow during the first quarter with WTI to Edmonton light oil price differentials averaging US$4.85 per barrel and Western Canadian Select averaging US$12.22 per barrel.

Currently, the Company has the following crude oil hedges in place:

	Q2 2019	Q3 2019	Q4 2019
WTI $USD	$56.53	-	-
bbl/day	2,000	-	-
WTI $CAD	$68.58	$83.47	$82.10
bbl/day	4,000	950	550
Total bbl/day	6,000	950	550

OBSIDIAN ENERGY FIRST QUARTER 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Natural Gas

NYMEX Henry Hub gas prices started 2019 at US$3.25 per MMBtu, fluctuating throughout the first quarter between US$2.54 per MMBtu and US$4.25 per MMBtu as cold weather across North America resulted in price volatility. The closing price for the first quarter of 2019 was US$2.73 per MMBtu.

TransCanada Pipeline receipt and export restrictions and cold weather affected Alberta field receipts resulting in price fluctuations throughout the period with the first quarter daily (5A) average for the period averaging $2.66 per mcf.

The Company has no natural gas hedges currently in place.

Average Sales Prices

	Three months ended March 31
	2019	2018	% change

Light oil (per bbl)	$64.88	$68.66	(6)
Heavy oil (per bbl)	30.62	31.34	(2)
NGLs (per bbl)	21.44	41.11	(48)
Total liquids (per bbl)	52.37	56.09	(7)
Risk management (loss) gain (per bbl) (1)	(2.68)	(7.53)	(64)
Total liquids price, net (per bbl)	49.69	48.56	2

Natural gas (per mcf)	2.41	2.87	(16)
Risk management gain (per mcf)	-	0.34	>(100)
Natural gas net (per mcf)	2.41	3.21	(25)

Weighted average (per boe)	39.95	42.52	(6)
Risk management gain (loss) (per boe)	(1.80)	(4.20)	(57)
Weighted average net (per boe)	$38.15	$38.32	-

OBSIDIAN ENERGY FIRST QUARTER 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS 4

RESULTS OF OPERATIONS

Production

	Three months ended March 31
Daily production	2019	2018	% change
Light oil (bbls/d)	12,376	12,105	2
Heavy oil (bbls/d)	4,096	4,751	(14)
NGL (bbls/d)	2,122	2,307	(8)
Natural gas (mmcf/d)	54	62	(13)
Total production (boe/d)	27,651	29,443	(6)

Production was ahead of first quarter guidance of 27,000 – 27,500 boe per day due to strong drilling results in the Cardium area. During the first quarter of 2019, the Company continued its Cardium development program in Willesden Green drilling five wells which came on production in late March/early April 2019. Additionally, the Company continued completion activities from its 2018 drilling program, bringing on production the four remaining wells from that program.

Production decreased from the comparable period due to the following:

•	Government of Alberta’s mandated production curtailment reduced production by approximately 800 boe per day in the first quarter of 2019.
•

The Company continued to advance its unprofitable legacy asset shut-in program which removed several negative cash flow properties from its portfolio in the first quarter of 2019 and reduced production volumes, particularly related to natural gas.

•	In the comparable period, during the first quarter of 2018, the Company closed a non-core asset disposition within its legacy asset area with total production of approximately 2,200 boe per day.

Average production within the Company’s key development areas and within the Company’s legacy asset area was as follows:

	Three months ended March 31
Daily production (boe/d)	2019	2018	% change
Cardium	19,375	19,081	2
Deep Basin (Cardium)	1,501	1,292	16
Peace River	4,449	4,963	(10)
Alberta Viking	1,009	1,916	(47)
Legacy	1,317	2,191	(40)
Total	27,651	29,443	(6)

Production levels in the Company’s key development areas varied from the comparable period due to capital allocations as the Company focused its development activities on the Cardium.

OBSIDIAN ENERGY FIRST QUARTER 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Netbacks

	Three months ended March 31
	2019			2018
	Liquids (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)
Operating netback:
Sales price	$52.37	$2.41	$39.95	$42.52
Risk management gain (losses) (1)	(2.68)	-	(1.80)	(4.20)
Royalties	(4.21)	-	(2.81)	(2.73)
Transportation	(3.35)	(0.32)	(2.87)	(3.16)
Operating costs (2)	(16.63)	(1.17)	(13.49)	(14.86)
Netback	$25.50	$0.92	$18.98	$17.57

	(bbls/d )	(mmcf/d )	(boe/d )	(boe/d )
Production	18,594	54	27,651	29,443

(1)	Realized risk management gains and losses on commodity contracts.
(2)	Includes the benefit of third party processing fees totaling $2 million (2018 - $3 million).

In the first quarter of 2019, the Company’s netbacks increased from the prior year as a result of lower realized commodity losses on outstanding hedges and lower operating costs.

Oil and Natural Gas Sales and Gross Revenues

A reconciliation from oil and natural gas sales and other income to gross revenues is as follows:

	Three months ended March 31
(millions)	2019	2018
Oil and natural gas sales and other income	$103	$116
Realized risk management gain (loss) (1)	(4)	(12)
Less: Processing fees	(2)	(3)
Less: Other income	(1)	-
Gross revenues	$96	$101

(1)	Relates to realized risk management gains and losses on commodity contracts

Oil and natural gas sales and other income and gross revenues were both lower than the prior year as a result of disposition activity and the Government of Alberta mandated curtailment restrictions which reduced production volumes.

OBSIDIAN ENERGY FIRST QUARTER 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Change in Gross Revenues

(millions)

Gross revenues – January 1 – March 31, 2018	$101
Decrease in liquids production	(1)
Increase in liquids prices (1)	2
Decrease in natural gas production	(2)
Decrease in natural gas prices (1)	(4)

Gross revenues – January 1 – March 31, 2019 (2)	$96

(1)	Includes realized risk management gains and losses on commodity contracts.
(2)	Excludes processing fees.

Royalties

		Three months ended March 31

	2019	2018	% change
Royalties (millions)	$7	$7	-
Average royalty rate (1)	7%	6%	17
$/boe	$2.81	$2.73	3

(1)	Excludes effects of risk management activities.

In 2019, royalties were consistent with the comparable period as average benchmark commodity prices were also similar period over period.

Expenses

		Three months ended March 31

(millions)	2019	2018	% change
Operating	$36	$42	(14)
Transportation	7	9	(22)
Financing	9	5	80
Share-based compensation	$1	$2	(50)

		Three months ended March 31
(per boe)	2019	2018	% change
Operating (1)	$13.49	$14.86	(9)
Transportation	2.87	3.16	(9)
Financing	3.49	1.78	96
Share-based compensation	$0.66	$0.85	(22)

(1)	Includes the benefit of third party processing fees totaling $2 million (2018 - $3 million).

Operating

During the first quarter of 2019, the Company completed its unprofitable legacy asset shut-in program which removed several negative cash flow properties from its portfolio and reduced operating costs. In February 2019, the Company was impacted by cold weather across Alberta which led to increased power costs and additional repair and maintenance activity. The Company continues to target 2019 annual operating costs of $14.00 - $14.50 per boe.

OBSIDIAN ENERGY FIRST QUARTER 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Transportation

The Company continues to utilize multiple sales points in the Peace River area to increase realized prices, these higher prices are partially offset by additional transportation costs. The change from the comparable period is mainly due to the implementation of IFRS 16, where certain transportation commitments ($2 million) are now classified as leases under the new standard which result in the cash outflow being recorded against the lease liability rather than transportation expense.

Financing

Financing expense consists of the following:

		Three months ended March 31

(millions)	2019	2018	% change
Interest on long-term-debt	$7	$5	40
Unwinding of discount on lease liabilities	2	-	100
Financing	$9	$5	80

The Company has a reserve-based syndicated credit facility, with an underlying borrowing base of $550 million, less the amount of outstanding pari passu senior notes, resulting in $470 million currently being available under the syndicated credit facility. The revolving period of the syndicated credit facility ends on May 31, 2019, with an additional one-year term out period, and is subject to a semi-annual borrowing base redetermination in May and November of each year. At March 31, 2019, the Company had $378 million outstanding under its syndicated credit facility.

At March 31, 2019, the carrying value of the Company’s senior notes was $80 million (December 31, 2018 – $82 million). Summary information on the Company’s senior notes outstanding as at March 31, 2019 is as follows:

	Issue date	Amount (millions)	Initial Term	Average interest rate (1)	Weighted average remaining term
2007 Notes	May 31, 2007	US$5	12 years	6.90%	0.2
2008 Notes	May 29, 2008	US$4	8 – 12 years	7.40%	1.2
2009 Notes	May 5, 2009	US$8	5 – 10 years	10.32%	0.1
2010 Q1 Notes	March 16, 2010	US$10	5 – 15 years	6.85%	1.0
2010 Q4 Notes	December 2, 2010	US$21	5 – 15 years	5.94%	2.7
2011 Notes	November 30, 2011	US$12	5 – 10 years	5.79%	2.7

(1)	Under current covenant amendments, that remain in effect until January 1, 2020, the Company’s average interest rate temporarily increased by 100 bps.

Obsidian Energy’s debt structure includes short-term financings under its syndicated credit facility and long-term financing through its senior notes. Financing charges increased from the comparable period mainly due to higher drawn balances under the Company’s syndicated credit facility as it accelerated development in the Cardium. Additionally, the Company adopted IFRS 16 on January 1, 2019 which resulted in $2 million recorded within Financing expense related to the unwinding of the discount rate on the Company’s lease liability, comparative information has not been restated.

The interest rates on any non-hedged portion of the Company’s syndicated credit facility are subject to fluctuations in short-term money market rates as advances on the syndicated credit facility are generally made under short-term instruments. As at March 31, 2019, 83 percent (December 31, 2018 – 80 percent) of the Company’s outstanding debt instruments were exposed to changes in short-term interest rates.

OBSIDIAN ENERGY FIRST QUARTER 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Restricted and Performance Share Unit Plan (“RPSU”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation expense consisted of the following:

		Three months ended March 31

(millions)	2019	2018	% change
RPSU – equity method	$ 1	$ 2	(50)
Share-based compensation	$ 1	$ 2	(50)

The share price used in the fair value calculation of the RPSU plan under the liability method, PSU and DSU obligations at March 31, 2019 was $0.37 per share (2018 – $1.29). Share-based compensation expense related to the Option Plan, RPSU liability method, PSU and DSU were insignificant in both periods.

General and Administrative Expenses

		Three months ended March 31

(millions, except per boe amounts)	2019	2018	% change
Gross	$ 10	$ 12	(17)
Per boe	3.80	4.51	(16)
Net	5	6	(17)
Per boe	$ 2.01	$ 2.33	(14)

The Company has been successful on a number of cost reductions initiatives which led to the improvement from the comparable period.

Restructuring and other expenses

		Three months ended March 31

(millions, except per boe amounts)	2019	2018	% change
Restructuring	$ 1	$ 1	-
Per boe	0.31	0.48	(35)
Other	6	2	>100
Per boe	$ 2.60	$ 0.78	>100

In 2018, the Company fully utilized its insurance coverage relating to ongoing claims against former Penn West employees relating to the Company’s 2014 restatement of certain financial results when it was known as Penn West. Additional amounts that are reasonably incurred by the former employees in connection with the ongoing claims will be paid by the Company directly, pursuant to their indemnity agreements, until the matter is resolved by the parties and the United States Securities and Exchange Commission. These additional amounts are recorded within “Other” expense. The claim was previously settled against Penn West. The Company continues to assess whether these employees are entitled to coverage under their indemnity agreements and whether the amounts being claimed under the indemnity agreements are reasonable. The Company may, in the future, take action to terminate further coverage under the indemnity agreements, to recover amounts already paid under the indemnity agreements, or to challenge the reasonableness of the fees claimed under the indemnity agreements.

OBSIDIAN ENERGY FIRST QUARTER 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS 9

Depletion, Depreciation, Impairment and Accretion

		Three months ended March 31

(millions, except per boe amounts)	2019	2018	% change
Depletion and depreciation (“D&D”)	$67	$70	(4)
D&D expense per boe	27.02	26.43	2
PP&E Impairment	-	(2)	(100)
PP&E Impairment per boe	-	(0.67)	(100)
Accretion	2	3	(33)
Accretion expense per boe	$0.99	$0.98	1

The Company’s D&D expense mainly increased on a per boe basis due to lower production levels as a result of asset disposition activity.

Taxes

		Three months ended March 31
(millions)	2019	2018	% change
Deferred tax expense	$-	$-	-

As at March 31, 2019 the Company was in a net unrecognized deferred tax asset position of approximately $107 million. Since the Company has not recognized the benefit of deductible timing differences in excess of taxable timing differences, deferred tax expense (recovery) for the quarter is nil.

Foreign Exchange

Obsidian Energy records unrealized foreign exchange gains or losses to translate U.S. denominated senior secured notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange gains or losses is as follows:

		Three months ended March 31
(millions)	2019	2018	% change
Realized foreign exchange loss on debt maturities	$-	$-	-
Unrealized foreign exchange gain (loss)	2	(3)	>(100)
Foreign exchange gain (loss)	$2	$(3)	>(100)

The unrealized foreign exchange gain in 2019 is due to the strengthening of the Canadian dollar relative to the US dollar.

Net Loss

		Three months ended March 31
(millions, except per share amounts)	2019	2018	% change
Net income (loss)	$(54)	$(65)	(17)
Basic per share	(0.11)	(0.13)	(15)
Diluted per share	$(0.11)	$(0.13)	(15)

The net loss in 2019 is mainly due to depletion and depreciation charges and unrealized risk management losses on crude oil hedges.

OBSIDIAN ENERGY FIRST QUARTER 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Capital Expenditures

	Three months ended March 31
(millions)	2019	2018	% change

Drilling and completions	$27	$37	(27)
Well equipping and facilities	7	23	(70)

Capital expenditures	34	60	(43)
Property dispositions, net	(11)	-	>(100)

Total capital expenditures	$23	$60	(62)

During the first quarter of 2019, the Company continued development within its Willesden Green play of the Cardium. The Company drilled five wells and brought the four remaining wells on production from its 2018 development program. Additionally, the Company advanced several optimization and maintenance activity initiatives during the period.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy is dedicated to managing the environmental impact from its operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

Liquidity and Capital Resources

Net Debt

Net debt is the total of long-term debt and working capital deficiency as follows:

	As at
(millions)	March 31, 2019	December 31, 2018
Long term debt
Current portion of long-term debt	$30	$17
Long term portion of long-term debt	428	402
Total	458	419

Working capital deficiency
Cash	(3)	(2)
Accounts receivable	(70)	(53)
Other	(12)	(12)
Bank overdraft	1	2
Accounts payable and accrued liabilities	123	143
Total	39	78
Net debt	$497	$497

Net debt remained unchanged from December 31, 2018 as the Company focused on spending within funds flow from operations.

OBSIDIAN ENERGY FIRST QUARTER 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Liquidity

The Company has a reserve-based syndicated credit facility with an underlying borrowing base of $550 million. For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

The Company has a number of covenants related to its syndicated credit facility and senior notes. On March 31, 2019, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	March 31, 2019
Senior debt to Adjusted EBITDA (1)	Less than 4.25:1	2.9
Total debt to Adjusted EBITDA (1)	Less than 4.25:1	2.9
Senior debt to capitalization	Less than 50%	20%
Total debt to capitalization	Less than 55%	20%

(1)

Adjusted EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to its syndicated bank facility and senior notes. Refer to the “Non-GAAP Measures” section for discussion.

In the first quarter of 2019, due to the impact of widening crude oil differentials in the fourth quarter of 2018, the Company entered into amending agreements with holders of its senior notes to temporarily amend its financial covenants for all quarters in 2019. Senior debt to Adjusted EBITDA and Total debt to Adjusted EBITDA will be reset during this period and calculated on a rolling basis starting on January 1, 2019. The maximum for both ratios will be less than or equal to 4.25:1 in 2019, decreasing to 3:1 from January 1, 2020 onwards for Senior debt to Adjusted EBITDA and 4:1 from January 1, 2020 onwards for Total debt to Adjusted EBITDA (which were the maximum ratios required prior to entering into the amending agreements). As part of the amending agreements, the Company agreed to pay an additional 50 bps if the covenant is less than or equal to 3.00:1, 100 bps if the covenant is greater than 3.00:1 and less than or equal to 4.00:1 and 125 bps if the covenant is greater than 4.00:1 and less than or equal to 4.25:1.

Financial Instruments

The Company had the following financial instruments outstanding as at March 31, 2019. Fair values are determined using external counterparty information, which is compared to observable market data. Obsidian Energy limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)

Crude Oil
WTI Swaps	4,000 bbl/d	Q2 2019	$68.58/bbl	$(4)
WTI Swaps	2,000 bbl/d	Q2 2019	US$56.53/bbl	(1)

Total				$(5)

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MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Subsequent to March 31, 2019, the Company entered into a number of crude oil swaps, resulting in the following additional current positions:

Reference price	Notional volume	Term	Pricing
CAD$	950 bbl/d	Q3 2019	$83.47/bbl
CAD$	550 bbl/d	Q4 2019	$82.10/bbl

The components of risk management gain (loss) are as follows:

	Three months ended March 31
	2019	2018	% change
Realized
Settlement of commodity contracts	$(4)	$(12)	(67)
Total realized risk management loss	$(4)	$(12)	(67)

Unrealized
Commodity contracts	$(14)	$(18)	(22)
Foreign exchange contracts	-	(4)	(100)
Cross-currency swaps	-	2	(100)
Total unrealized risk management loss	(14)	(20)	(30)
Risk management loss	$(18)	$(32)	(44)

Outlook

For 2019, Obsidian Energy’s capital program is expected to provide flat production growth from 2018, adjusted for shut-in volumes and acquisition and disposition activity. The Company expects to fund its capital program using funds flow from operations. There have been no changes to the Company’s 2019 guidance as previously disclosed on February 11, 2019 within the Company’s press release “Obsidian Energy releases 2018 Reserves results, announces Company update and revises 2019 guidance”. Obsidian Energy’s guidance assumes the Government of Alberta’s mandatory crude oil and bitumen curtailment program will remain in place throughout 2019 but continues to ease over the course of the year.

Metric		2019 Guidance Range
Average Production	boe per day	26,750 – 27,750

Production Growth rate (1)		Flat

Capital Expenditures	$ millions	$108
Decommissioning Expenditures	$ millions	$12

Operating costs	$/boe	$14.00 - $14.50 per boe
G&A	$/boe	$2.00 - $2.50 per boe

(1)	Relative to full year 2018 production of 26,900 boe per day, adjusted for planned shut-ins and Carrot Creek disposition.

This outlook section is included to provide shareholders with information about Obsidian Energy’s expectations as at May 9, 2019 for average production, production growth rate, capital expenditures, decommissioning expenditures, operating costs and G&A for 2019 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact the Company, including fluctuations in commodity prices, changes to the Government of Alberta’s mandatory curtailment program and acquisition and disposition activity.

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MANAGEMENT’S DISCUSSION AND ANALYSIS 13

All press releases are available on Obsidian Energy’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on cash flow
Change of:	Change	$	millions	$	/share
Price per barrel of liquids	WTI US$1.00		5		0.01
Liquids production	1,000 bbls/day		21		0.04
Price per mcf of natural gas	AECO $0.10		1		-
Natural gas production	10 mmcf/day		7		0.01
Effective interest rate	1%		1		-
Exchange rate ($US per $CAD)	$0.01		2		-

Contractual Obligations and Commitments

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2019	2020	2021	2022	2023	Thereafter	Total
Long-term debt (1)	$17	$414	$16	$8	$-	$3	$458
Transportation	9	8	4	4	3	8	36
Power infrastructure	5	4	1	-	-	-	10
Interest obligations	19	11	1	1	-	-	32
Office lease (2)	25	33	33	33	33	36	193
Lease liability	1	1	1	-	-	5	8
Decommissioning liability (3)	9	11	11	11	10	75	127
Total	$85	$482	$67	$57	$46	$127	$864

(1)	The 2020 figure includes $378 million related to the syndicated credit facility that is due for renewal in 2020. Historically, the Company has successfully renewed its syndicated credit facility.
(2)	The future office lease commitments above are to be reduced by contracted sublease recoveries totaling $87 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The initial revolving period of the syndicated credit facility ends on May 31, 2019, with an additional one-year term out period. In addition, the Company has an aggregate of US$60 million in senior notes maturing between 2019 and 2025. If the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that it could be required to obtain other facilities, including term bank loans.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

Equity Instruments

Common shares issued:
As at March 31, 2019	509,732,743
Issuances under RPSU plan	1,133,144
As at May 9, 2019	510,865,887

Options outstanding:
As at March 31, 2019 and May 9, 2019	1,539,575

OBSIDIAN ENERGY FIRST QUARTER 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS 14

Changes in Internal Control Over Financial Reporting (“ICFR”)

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on January 1, 2019 and ending on March 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to the Company’s ICFR were made during the quarter.

Obsidian Energy utilizes the original Internal Control - Integrated Framework (2013) issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) to design and evaluate its internal control over financial reporting.

New Accounting Pronouncements

The International Accounting Standards Board issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognise assets and liabilities for all leases which have a term of more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard was effective for annual reporting periods beginning on or after January 1, 2019.

Obsidian Energy applied IFRS 16 with an initial adoption date of January 1, 2019, resulting in a change to its accounting policy for lease contracts as detailed below. The Company applied IFRS 16 using the modified retrospective approach under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. As a result, comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4.

Upon adoption of IFRS 16, the Company identified certain office leases, transportation commitments, vehicle leases and surface leases in-scope under the standard.

●	Office lease commitments pertain to total leased office space. A portion of this office space has been sub-leased to other parties to minimize the Company’s net exposure under the leases.
●	Transportation commitments relate to costs for future pipeline access.
●	Vehicle leases relate to commitments for usage of vehicles.
●	Surface leases allow access to land at a natural gas or oil treatment facility and beyond.

As a result of adopting this standard, the Company is estimating the following re-allocation of future expenses on the consolidated statements of income (loss) on an annual basis in 2019 to financing expenses and depletion, depreciation, impairment and accretion expense.

●	Reduction in general and administrative expenses by $1 million with corresponding increase to financing expense and depletion, depreciation, impairment and accretion expense.
●	Reduction in operating expenses by $2 million with corresponding increase to financing expense and depletion, depreciation, impairment and accretion expense.
●	Reduction in transportation expenses by $7 million with corresponding increase to financing expense and depletion, depreciation, impairment and accretion expense.
●	Increase in financing expenses by $8 million due to above mentioned changes from the unwinding of discount on lease liabilities.

For further information on the impact of the IFRS 16 adoption on the Company, please refer to Note 3 to the Company’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2019.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

OBSIDIAN ENERGY FIRST QUARTER 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Non-GAAP Measures

Certain financial measures including funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, gross revenues, net debt and Adjusted EBITDA, included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund its planned capital programs. See “Cash flow from Operations and Funds Flow from Operations” above for a reconciliation of funds flow from operations to cash flow from operating activities, being its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. Gross Revenue is oil and natural gas sales and other income including realized risk management gains and losses on commodity contracts and excludes processing fees and other income and is used to assess the cash realizations on commodity sales. See “Oil and Natural Gas Sales and Gross Revenues” above for a reconciliation of gross revenues to oil and natural gas sales and other income, being its nearest measure prescribed by IFRS. Net debt is the total of long-term debt and working capital deficiency and is used by the Company to assess its liquidity. See “Liquidity and Capital Resources – Net Debt” above for a calculation of the Company’s net debt. Adjusted EBITDA is cash flow from operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayment, restructuring expenses and other expenses. Adjusted EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to its syndicated bank facility and senior notes. Additionally, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our development focus based on spending, type of drilling, optimizations and locations; that the Company continues to concentrate its asset base on the Cardium as evidenced by its shut-in program; that the Company will continue to evaluate asset dispositions on lands outside the Cardium; the belief that its plans to focus on industry leading Cardium position offers a predictable growth profile focused on creating liquids weighted, sustainable value for all shareholders; that the Company continues to assess whether these employees are entitled to coverage under their indemnity agreements and whether the amounts being claimed under the indemnity agreement are reasonable; that the Company may, in the future, take action to terminate further coverage under the indemnity agreements, to recover amounts already paid under the indemnity agreements, or to challenge the reasonableness of the fees claimed under their indemnity agreements; that the Company is committed to minimizing the environmental impacts of its operations; our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material, our intent to reduce the environmental impact from our operations through

OBSIDIAN ENERGY FIRST QUARTER 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS 16

environmental programs; the managing of our debt portfolio and considering opportunities to reduce or diversity the debt capital structure; how the Company manages both operational and financial risk and how these increase the likelihood of maintaining the Company’s financial flexibility and capital programs and that these support the Company’s ability to capture opportunities in the market and execute longer-term business strategies; how the financial covenants will be amended for evaluation for 2019 and the maximums allowed the ratios and associated amended costs during this time frame; how the Company manages credit risk in connection with its financial instruments; how the Company plans to fund its capital program; the annual corporate production guidance range, the exploration and development capital expenditures, decommissioning expenditures and operating costs range for 2019; the estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to this MD&A; and the possibility that the Company could be required to obtain other facilities, including term bank loans, if it is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein; the amount and term of the Alberta government mandated curtailment of production; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; our ability to add production and reserves through our development and exploitation activities; and the continued suspension of our dividend.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our security holders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to complete the disposition of its assets on favorable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at

OBSIDIAN ENERGY FIRST QUARTER 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS 17

www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OBSIDIAN ENERGY FIRST QUARTER 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS 18